UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Cognyte Software Ltd.

(Name of Issuer)

Common

(Title of Class of Securities)

M25133105

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  1290 Avenue of the Americas  New York,  NY  10104  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 08, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,964,656

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,772,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,772,136

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.59%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,927,241

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,734,721

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,734,721

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.53%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,927,241

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,734,721

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,734,721

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.53%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Canada Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.06%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NB Acquisitionco ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.06%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Canada ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.06%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
77,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
77,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.11%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Amit Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,600

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,600

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON
N/A

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott Hoina

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
600

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
600

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.00%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Securities”) of Cognyte Software Ltd., an Israeli corporation (the “Issuer”), having its principal place of business at 33 Maskit, Herzliya Pituach, 4673333, Israel.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Investment Advisers Holdings LLC (“NBIA Holdings”), Neuberger Berman Investment Advisers LLC (“NBIA”), Neuberger Berman Canada Holdings LLC (“NBCH”), NB Acquisitionco ULC (“NBAU”), Neuberger Berman Canada ULC (“NBCU”), Benjamin Nahum, Amit Solomon, and Scott Hoina (NB Group, NBIA Holdings, NBIA, NBCH, NBAU, NBCU, Mr. Nahum, Mr. Solomon, and Mr. Hoina collectively the “Reporting Persons”). NBCH, NBAU, NBCU are included in this filing due to the common ownership with NBIA.

(b)
The business address for each of the Reporting Persons is 1290 Avenue of Americas, New York, New York 10104. The business address for NBIA with respect to the matters relating to the
Issuer and its Securities is 1290 Avenue of Americas, New York, NY 10104. The business address for NBCU with respect to the matters relating to the Issuer and its Securities is 2 Bloor St East, Toronto, Ontario M4W 1A8, Canada.

(c)
Each of NB Group, NBIA Holdings, NBIA, and NBCH is a Delaware limited liability company. NBAU and NBCU is registered in British Columbia as an Unlimited Liability Company.

Each of Mr. Nahum and Mr. Solomon is a portfolio manager and managing director of NBIA. Mr. Hoina is an analyst on the portfolio team of Mr. Nahum and Mr. Solomon.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBIA Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA, is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”). As an RIA, NBIA provides discretionary investment advisory services to private investors. NBIA may be deemed to beneficially own the Securities in their various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 as amended ("Exchange Act"). This report is not an admission that any of the Neuberger Berman entities is the beneficial owner of the Securities and each of NB Group, NBIA Holdings, and NBIA and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4. The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

NBCH is a subsidiary of NB Group and the holding company of NBAU. NBAU is a holding company of NBCU.

NBCU is an investment adviser registered under the Advisers Act. As an RIA, NBCU provides discretionary investment advisory services to its clients. NBCU may be deemed to beneficially own the Securities in its various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Exchange Act. This report is not an admission that any of the Neuberger Berman entities is the beneficial owner of the Securities and each of NB Group, NBCH, NBAU, NBCU and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4. The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors
Joseph Amato
Sharon Bowen
Robert D’Alelio
Michele Docharty
Steven Kandarian
George Walker
Richard Worley

Executive Officers
George Walker, Chief Executive Officer
Joseph Amato, President
Andrew Komaroff, Executive Vice President and Chief Operating Officer
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Michael Chinni, Treasurer
Leo Anthony Viola, Controller

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Kenneth deRegt
Vanessa Rosenthal
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President –Equities and Chief Investment Officer – Equities
Bradley Tank, President- Fixed Income and Chief Investment Officer – Fixed Income
Lawrence Kohn, Chief Operating Officer –Private Asset Management and Managing Director
Kenneth deRegt, Chief Operating Officer – Fixed Income and Managing Director
Patrick Deaton – Chief Operating Officer – NBAIM and Managing Director
Paul Lanks – Chief Operating Officer - PWM
Vanessa Rosenthal – Chief Operating Officer – Institutional Equity and Multi-Asset
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Chief Compliance Officer, Head of Compliance and Managing Director
Michael Chinni, Controller Treasurer and Senior Vice President
Leo Anthony Viola, Treasurer Controller and Senior Vice President
Savonne Ferguson, Chief Compliance Officer – Mutual Funds and Senior Vice President

Neuberger Berman Canada ULC

Directors
Joseph Amato
Heather Zuckerman
Ray Carroll

Executive Officers
Ray Carroll, Chief Executive Officer
William Arnold, Chief Financial Officer
Leo Anthony Viola, Treasurer
Milca Beltre, Head of Tax
Linda Sharaby, Secretary
Monica Sherer, Assistant Secretary
Elvira Decaro, Assistant Secretary
Frank Maeba, Managing Director
Simon Griffiths, Managing Director
Gideon Schapiro, Managing Director
Ram Ramaswamy, Managing Director
Evgeny Dunaevsky, Senior Vice President
Viviana Beltrametti Waler, Senior Vice President and Chief Compliance Officer

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB Group, through its subsidiary registered investment advisers, NBIA, used an aggregate of approximately $43,876,040 of funds provided through the accounts of certain investment advisory clients to purchase the Securities reported as beneficially owned in Item 5. Mr. Nahum, Mr. Solomon, and Mr. Hoina used approximately $265,240, $28,297, and $7,675, respectively, of personal funds to purchase the Securities beneficially owned, as set forth in Item 5. Certain of the Securities owned by Mr. Nahum, Mr. Solomon, and Mr. Hoina were purchased through a margin account in the ordinary course of business.

Item 4.	Purpose of Transaction

NBIA, the registered investment adviser subsidiary of NB Group, purchased the Securities reported herein for investment purposes for the accounts of certain investment advisory clients and was eligible, in accordance with Rule 13d-1(b) under the Securities Exchange Act of 1934 (the “Exchange Act”), to file a Schedule 13G in respect of the Securities, which was not required to be filed until early 2023.

The Reporting Persons have continually reviewed the investment in the Issuer in light of the Issuer’s published financial results and disclosures, developments relating to the Issuer’s business and industry and other factors The Reporting Persons believe that, although the Issuer has encountered operational challenges since its initial public offering and has recently reported disappointing financial results, it has a solid foundation from which shareholder value can be restored . The Reporting Persons further believe that the ability of the Issuer’s management to successfully execute a turnaround of the Issuer’s business would be materially enhanced by raising incremental equity capital and adding members of management and directors with skills that complement those of the existing members of management and the Board of Directors. In that connection, NBIA sent a letter to the Board of Directors of the Issuer informing the Board of Directors that NBIA has identified executives who NBIA believes can help improve the Issuer’s execution and its access to key U.S. and foreign government agencies and NBIA would also be prepared to provide the Issuer with additional equity capital to support a successful turnaround of the Issuer. A copy of this letter to the Board of Directors is attached Exhibit 3 to this Schedule 13D.

The Reporting Persons intend to speak with members of the Board of Directors and management of the Issuer, other stockholders and third parties regarding steps that can be taken by the Issuer, its Board of Directors and management team to turnaround the Issuer’s business and alternatives available to the Issuer to raise additional equity capital.

In that connection, the Reporting Persons may formulate plans or proposals with respect to the Issuer, its operational and capital needs, including plans or proposals relating to potential capital raising transactions (including transactions potentially involving the Reporting Persons and other stockholders of the Issuer), and other matters referred to in items (a) through (j) of Item 4 of Schedule 13D, either alone or with others, at any time.

In addition, the Reporting Persons may acquire additional securities of the Issuer or may determine to sell, or otherwise dispose of, all or some of the securities of the Issuer presently beneficially owned by the Reporting Persons, in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Securities, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decisions.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 3,772,136 shares, representing 5.59% of the 67,480,737 common shares, as reported outstanding on May 23,2022 in the Issuer’s Form 6-K for the month of May 2022. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding

NBIA 3,734,721 / 5.53%
NBCU 37,415 / 0.06%

Ben Nahum 77,000 / .11%
Amit Solomon 2,600 / .00%
Scott Hoina 600 / .00%

Due to NB Group’s and NBIA Holdings’ indirect and direct ownership of NBIA, each of NB Group and NBIA Holdings is deemed to beneficially own the Securities beneficially owned by NBIA. Due to NB Group, NBCH and NBAU’s indirect and direct ownership of NBCU, each of NB Group, NBCH, and NBAU is deemed to beneficially own the Securities beneficially owned by NBCU.

(b)
NBIA has been granted discretionary voting and dispositive power with respect to 2,927,241 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA has been granted discretionary dispositive power, but not voting power, with respect to the remaining 807,480 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

NBCU has been granted discretionary voting and dispositive power with respect to 37,415 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBCU shares voting and dispositive power with its clients in whose accounts the Securities are held.

(c)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Exhibit 2.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

The Joint Filing Agreement is attached hereto as Exhibit 1.

List of Trades transacted in the Issuer’s Securities in the past sixty days in response to Item 5.c is attached hereto as Exhibit 2.

A copy of the letter sent to the Board of Directors attached hereto as Exhibit 3.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

August 08, 2022	By:	/s/ Joseph Amato
President

Neuberger Berman Investment Advisers LLC

August 08, 2022	By:	/s/ Joseph Amato
President - Equities

Neuberger Berman Investment Advisers Holdings LLC

August 08, 2022	By:	/s/ Andrew Komaroff
President

Neuberger Berman Canada Holdings LLC

August 08, 2022	By:	/s/ Ray Carroll
Chief Executive Officer

NB Acquisitionco ULC

August 08, 2022	By:	/s/ Ray Carroll
Chief Executive Officer

Neuberger Berman Canada ULC

August 08, 2022	By:	/s/ Ray Carroll
Chief Executive Officer

Neuberger Berman Group LLC

August 08, 2022	By:	/s/ Benjamin Nahum
Managing Director

Neuberger Berman Group LLC

August 08, 2022	By:	/s/ Amit Solomon
Managing Director

Neuberger Berman Group LLC

August 08, 2022	By:	/s/ Scott Hoina
Senior Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)